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                                       March 20, 1997


To: Secretary of Healthdyne Technologies, Inc.
    1255 Kennestone Circle
    Marietta, Georgia  30066



           NOTICE OF BUSINESS TO BE BROUGHT BEFORE THE 1997 ANNUAL MEETING
                   OF SHAREHOLDERS OF HEALTHDYNE TECHNOLOGIES, INC.


I.  INTRODUCTION

         Invacare Corporation, an Ohio corporation, is the beneficial owner of 600,000 shares of common stock ("Common Stock"), par value $0.01 per share, of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), representing in the aggregate approximately 4.7% of the Company's outstanding Common Stock (based on the most recent information provided to Invacare by the Company). Invacare is the record owner of 100 shares of Common Stock. This notice (the "Notice") of the intention of Invacare to make nominations at and bring business before the 1997 Annual Meeting of Shareholders of the Company (including any adjournment or postponement thereof) (the "Annual Meeting") is being made pursuant to and in reliance on Article I, Section 6 of the Bylaws of the Company (the "Notice Requirements"), as such Bylaws were provided to Invacare by the Company on February 5, 1997. If the Bylaws have been changed from the form referenced above, Invacare hereby demands that the Company promptly notify it of any such changes.

         It is Invacare's current intention to appear in person and/or by proxy at the Annual Meeting to (i) nominate the Invacare Nominees (as defined below) and (ii) introduce the other matters which are briefly described in Section III below for consideration by the


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shareholders of the Company.  The address of Invacare is 899 Cleveland Street,
Elyria, Ohio  44035.

         A wholly owned subsidiary of Invacare, I.H.H. Corp. ("I.H.H."), has commenced an offer to purchase all of the outstanding Common Stock and the associated Preferred Stock Purchase Rights (the "Rights") at a purchase price of $13 per share of Common Stock (and associated Right), net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Invacare intends to propose, and to seek to have the Company consummate as soon as practicable after consummation of the Offer, a merger or similar business combination (the "Merger") with I.H.H. or another direct or indirect subsidiary of Invacare, pursuant to which each then outstanding share of Common Stock (other than shares of Common Stock held by Invacare, I.H.H. or any other wholly owned subsidiary of Invacare, shares of Common Stock held in the treasury of the Company and shares of Common Stock held by shareholders who properly exercise appraisal rights under Georgia law) would be converted into the right to receive in cash the price per share of Common Stock paid by I.H.H. pursuant to the Offer. Invacare desires to propose the following business at the Annual Meeting in order to facilitate the Offer and the Merger. A description of the background of the Offer is contained in Invacare's Tender Offer Statement on Schedule 14D-1 which was delivered to the Company on January 27, 1997, and is incorporated herein by reference.



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II. NOMINATION OF DIRECTORS

         At the Annual Meeting, Invacare intends to nominate the seven (7) individuals named in Appendix I hereto (the "Invacare Nominees") for election to the Board of Directors of the Company. Based on the current size of the Board of Directors on the date hereof as reflected in the Company's most recent public filings, the slate of Invacare Nominees would, after its election, constitute the entire Board of Directors of the Company. All of the Invacare Nominees are committed to taking all such actions necessary or appropriate (subject to any fiduciary duties they would have as directors) to approve and effectuate the consummation of the Offer and the Merger. Set forth in Appendix I attached hereto, which is incorporated herein by reference, is the additional information required to be provided under the Notification and Proposal Requirements with respect to the Invacare Nominees. Each of the Invacare Nominees has consented in writing to being named in the proxy statement relating to his nomination and to serving as a director of the Company if elected; copies of consents of the Invacare Nominees are available from Invacare upon request.

         If the number of members of the Board of Directors is or becomes (by action of the Board or otherwise) greater than seven (7), Invacare hereby demands that the Company promptly notify it of such increase and reserves the right to nominate a number of additional Invacare Nominees so that the total number of Invacare Nominees is equal to the increased number of members of the Board of Directors. Invacare undertakes to provide promptly to the Company the information required with respect to any such additional nominees following the receipt by Invacare of notice of such increase. If, for any reason, any Invacare Nominee named herein is unable to serve as a director of the Company, Invacare reserves the right to


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                                                                               4
replace such Invacare Nominee and undertakes to provide the Company promptly the information required with respect to any such replacement nominee.

III. SHAREHOLDER PROPOSALS

         Invacare currently intends to introduce at the Annual Meeting shareholder proposals (the "Shareholder Proposals") for consideration by the shareholders of the Company which are intended to facilitate the Offer and the Merger, among other things, by (i) ensuring that the shareholders of the Company will have the opportunity to elect the Invacare Nominees as all of the directors of the Company, or any lesser proportion as the shareholders should desire, (ii) limiting the authority of the Board of Directors of the Company to impose or permit to exist certain restrictions on the ability of any future Board to exercise its power and authority, including certain restrictions with respect to amending the Rights plan or redeeming the Rights, (iii) preventing the Board of Directors of the Company from taking certain actions with respect to the Bylaws without the approval of the shareholders of the Company and (iv) increasing the ability of the shareholders of the Company to demand special meetings in order to exercise oversight of the Board of Directors of the Company, change the composition of the Board of Directors and/or take other appropriate shareholder actions from time to time between Annual Meetings, including the following:

    (1) A proposal, to be considered prior to the election of directors at the Annual Meeting, to amend the Bylaws to fix the maximum number of directors of the Company at seven (7) and to provide that such Bylaw may not be further amended, or any new Bylaw provision which is in any manner inconsistent therewith be adopted, without the approval of the shareholders;

    (2) A proposal, to be considered prior to the election of directors at the Annual Meeting, to amend the Bylaws to provide that the Board of Directors shall have no authority to take any action, or omit to take any action, the effect of which action or omission would be to impose, or permit to continue or be imposed, any limitation (directly or indirectly, and including any such limitation imposed by means of a requirement for concurrence or other action by any particular


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                                                                               5

         director or particular type of director), resulting from or becoming operative in light of in whole or in part, a change in the composition of the Board of Directors (whether or not under specified circumstances), on the exercise by any future Board of Directors of any power or authority that it would otherwise have, including any such limitation on the ability of a Board of Directors to redeem or amend any shareholder rights plan of the Company which limitation results from or becomes operative in light of, in whole or in part, a change in the composition of the Board of Directors (whether or not under specified circumstances). In particular, but not in limitation, such amendment will also specifically provide that the incumbent Board of Directors will be in violation of the Bylaws if such Board, including any requisite group of "continuing directors", fails to immediately take all necessary action (prior to the consideration of the election of directors at the Annual Meeting) to amend any shareholder rights plan of the Company to remove all such limitations; Such amendment will further provide that such Bylaw may not be amended, or any new Bylaw provision which is in any manner inconsistent therewith be adopted, without the approval of the shareholders;

    (3) A proposal to repeal each and every provision of the Bylaws of the Company or amendments thereto which was adopted on or after June 30, 1996 and prior to the date of adoption of such proposal, other than those provisions which were fully disclosed and properly reflected in the public filings made by the Company with the Securities and Exchange Commission prior to the date of this Notice and those provisions which were duly approved by the shareholders; and to provide that, without the approval of the shareholders, the Board of Directors may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision;

    (4) A proposal to amend the Bylaws to (a) give the holders of 10% or more of the outstanding Common Stock the right to demand a special meeting and (b) provide definitive procedures with respect to such meeting, including (i) setting the date of such meeting, (ii) setting record dates in connection with such demand and meeting, (iii) giving notice of such meeting and (iv) establishing the business to be conducted at such meeting; and to provide that such Bylaw may not be further amended, or any new Bylaw provision which is in any manner inconsistent therewith be adopted, without the approval of the shareholders; and

    (5) Other proposals as are necessary or desirable in furtherance of the foregoing.

IV. GENERAL

         If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of one or more of the Invacare Nominees at the Annual Meeting or the proposal of one or more of the Shareholder


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Proposals, this Notice shall continue to be effective with respect to all other Invacare Nominees and/or Shareholder Proposals and as to any suitable replacement nominees selected or proposals made by Invacare. Invacare undertakes to provide the information required with respect to any such replacement nominees or proposals as soon as practicable following the receipt by Invacare of notice that this Notice is so ineffective. While it is Invacare's present intention to nominate the Invacare Nominees and make the Shareholder Proposals at the Annual Meeting, Invacare also reserves the right, in light of changed circumstances existing at the time, not to nominate, one or more of the Invacare Nominees and/or not to make one or more of the Shareholder Proposals, each of which nominations and proposals are individual and independent of the others.

         Except as disclosed elsewhere herein, there are no arrangements or understandings between Invacare and any other person or persons in connection with the nominations and proposals made hereby other than Invacare's retention of various financial advisors, attorneys, accountants, proxy solicitors and other professionals on customary terms.

         This Notice complies with the Notice Requirements and all other applicable requirements. If, for any reason, the Company anticipates that any director or officer of the Company or any chairman of the Annual Meeting may determine that this Notice (or any part of this Notice) was not properly made in accordance with the Notice Requirements or any other applicable requirements, Invacare hereby demands that you provide Invacare prompt notice to that effect sufficiently in advance of the Annual Meeting so that any claimed deficiency in this Notice may be corrected.

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                                                                               7

         IN WITNESS WHEREOF, Invacare Corporation has hereby caused this Notice to be executed on the date first written above by its duly authorized officer.


                                       INVACARE CORPORATION

                                       /s/ Thomas R. Miklich
                                       _______________________________
                                       Name: Thomas R. Miklich
                                       Title:  Chief Financial Officer


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                                                      APPENDIX I


                     INFORMATION CONCERNING THE INVACARE NOMINEES


    To the knowledge of Invacare:

    1. Set forth in the table below is the name, age and principal occupations and employment during the past five years of each of the Invacare Nominees and the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and the present principal business address and public directorships of each of the Invacare Nominees.



NAME, AGE AND                     PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
PRINCIPAL BUSINESS ADDRESS        DURING LAST FIVE YEARS; CURRENT DIRECTORSHIPS

Nicholas J. DiCicco, Jr, 64. .    President and Chief Executive Officer of
6650 Beta Drive                   Midwestern National Life Insurance Company of
Mayfield Village, Ohio  44143     Ohio since 1975.

Donald F. Hastings, 68 . . . .    Chairman, The Lincoln Electric Company, a
22801 St. Claire Avenue           welding products manufacturer, since 1992.
Cleveland, Ohio 44117             Chief Executive Officer of The Lincoln
                                  Electric Company from 1992 to 1996.President and Chief Operating Officer of The Lincoln
                                  Electric Company from 1987 to 1992.

Jack Kahl, Jr., 56 . . . . . .    Chairman of the Board and Chief Executive
32150 Just Imagine Drive          Officer of Manco, Inc., a company
Avon, Ohio 44011-1355             specializing in the production of heavy-duty
                                  adhesive tape, since 1971.  Currently a
                                  member of the Board of Directors of Royal
                                  Appliance MFG. Co. and Applied Industrial
                                  Technologies, Inc.

Ernest Peter Mansour, 66 . . .    Attorney and Managing Partner of Mansour,
55 Public Square, Suite 2150      Gavin, Gerlack & Manos Co., L.P.A., a
Cleveland, Ohio  44113            Cleveland law firm, since 1981.

Jon H. Outcalt, 60 . . . . . .    Chairman of the Board of NCS HealthCare, Inc.
3201 Enterprise Parkway, #220     since 1986.  Senior Vice President of
Beachwood, Ohio 44122             Alliance Capital Management L.P., a money
                                  management firm, from 1975 to 1995.
                                  Currently a member of the Board of Directors of Myers Industries, Inc. and Ohio Savings
                                  Financial Corp.

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                                         I-2

NAME, AGE AND                     PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
PRINCIPAL BUSINESS ADDRESS        DURING LAST FIVE YEARS; CURRENT DIRECTORSHIPS

James Allen Rutherford, 51 . .    Chairman and Managing Director of Wingset
15 S. High St.                    Investments Ltd. and President of Wingset,
P.O. Box 166                      Inc., technology venture funds, from 1993 to
New Albany, Ohio 43054            present.  Former Chairman of Countrysport,
                                  Inc., a sports book publisher, from 1994 to 1996. Retired from position of Chairman, Goal Systems International, Inc., a software vending company, in 1992. Currently a member of the Board of Directors of Ciber, Inc. and Symix Systems, Inc.

Bill R. Sanford, 53  . . . . .    Chairman of the Board, President and Chief
5960 Heisley Road                 Executive Officer of STERIS Corporation, an
Mentor, Ohio 44060                infection prevention and surgical support
                                  company, since 1987. Currently a member of the Board of Directors of KeyBank, N.A.

    2. Set forth below is the name and residence address of each of the Invacare Nominees.

Nicholas J. DiCicco, Jr.
1185 Foxville Drive
P.O. Box 636
Gates Mills, Ohio

Donald F. Hastings
3205 Fox Hollow Drive
Pepper Pike, Ohio  44124

Jack Kahl, Jr.
391 Darby's Run
Bay Village, Ohio  44140

Ernest Peter Mansour
22525 Shaker Boulevard
Shaker Heights, Ohio  44122

Jon H. Outcalt
14505 Hartwell Trail
Novelty, Ohio  44072

James Allen Rutherford
480 Delegate Drive
Columbus, Ohio  43235

Bill R. Sanford
4745 Sherwin Road
Willoughby, Ohio  44094


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                                         I-3

    3. Within the past ten years, none of the Invacare Nominees has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

    4. Other than as disclosed herein, none of the Invacare Nominees has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting. As a group, the Invacare Nominees own in the aggregate less than 1/2% of the total number of shares of Invacare common stock outstanding as of March 20, 1997.

    5. As of the close of business on the date of this notice, Invacare was the beneficial owner of 600,000 shares of Common Stock, representing approximately 4.7% of the outstanding Common Stock (based on the most recent information provided to Invacare by the Company). No Invacare Nominee is the beneficial or record owner, directly or indirectly, of any securities of the Company, or any subsidiary of the Company, nor has any Invacare Nominee purchased or sold any securities of the Company within the past two years. Other than as otherwise set forth herein, no other associate of the Invacare Nominees owns beneficially, directly or indirectly, any securities of the Company, any parent of the Company or any subsidiary of the Company. None of the Invacare Nominees is or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

    6. Other than as disclosed herein, none of the Invacare Nominees, any of their associates or any immediate members of their family has or will have any direct or indirect material interest in any transaction or series of similar transactions since January 1, 1996 or any currently projected transaction or series of similar transactions to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000 or any relationship described in Item 404(b) of Regulation S-K, and none of the Invacare Nominees or any associate of the Invacare Nominees has any arrangement or understanding with any person (A) with respect to future employment by the Company or its affiliates or (B) with respect to any future transactions to which the Company or any of its affiliates will or may be a party except as otherwise provided herein. None of the Invacare Nominees or any associate of the Invacare Nominees has been indebted to the Company or its subsidiaries at any time since January 1, 1996, the beginning of the Company's last fiscal year, in an amount in excess of $60,000. From time to time, the law firm of Mansour, Gavin, Gerlack & Manos Co., L.P.A., of which Mr. Mansour is a partner, has provided legal services to Invacare and its affiliates and is expected to do so in the future.

    7. Upon the filing by Invacare with the Commission of a definitive proxy statement with respect to the election of the Invacare Nominees to the Board of Directors of the Company, Invacare has agreed to pay each Invacare Nominee a fee in the amount of $10,000. Invacare has also agreed to indemnify each of the Invacare Nominees against any expenses (including legal fees) and liabilities arising out of participation in the proxy solicitation. According to the Company's public filings with the Commission, if elected as directors of the Company, each Invacare Nominee would receive from the Company a director's fee of $3,000 per quarter, plus $1,000 for each Board meeting and $750 for each committee meeting attended, and would be reimbursed for any travel expense incurred. Invacare also believes that, if elected, the Invacare Nominees would be indemnified by the Company to the extent

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                                         I-4

indemnification is provided in the Company's Articles of Incorporation and By-Laws. Invacare disclaims any responsibility for the accuracy of the foregoing information which has been extracted from the Company's public filings.

    8. There are no material proceedings in which any of the Invacare Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such nominees or associates have a material interest adverse to the Company or any of its subsidiaries.

    9. No occupation or employment carried on by any of the Invacare Nominees in the past five years has been with the Company or any corporation or organization which is or was a subsidiary or other affiliate of the Company and none of the Invacare Nominees have ever served on the Company's Board of Directors.

    10. Other than as disclosed herein, there are no arrangements or understandings between any of the Invacare Nominees and any other party pursuant to which any such nominee was or is to be selected as a director of the Company.

    11. There exist no family relationships among the Invacare Nominees or between any of the Invacare Nominees and any director or executive officer of the Company.

    12. During the last five years none of the Invacare Nominees were involved in any of the events described in Item 401(f) of Regulation S-K.

    13. None of the Invacare Nominees or any of their associates has received any cash compensation, cash bonus, deferred compensation, compensation pursuant to plans, or other compensation from, or in respect of services rendered on behalf of, the Company, or is subject to any other arrangement described in Item 402 of Regulation S-K.

    14.  Each of the Invacare Nominees is a citizen of the United States.